UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 16)*

               American Real Estate Partners, L.P.
                         (Name of Issuer)

   Depositary Units Representing Limited Partnership Interests
                  (Title of Class of Securities)

                           029169 10 9
                          (CUSIP Number)

                       Marc Weitzen, Esq.
           Gordon Altman Butowsky Weitzen Shalov & Wein
                 114 West 47th Street, 20th Floor
                     New York, New York 10036
                          (212) 626-0800

   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                        December 30, 1996
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box  //.

Check the following box if a fee is being paid with the statement //. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D

CUSIP No. 029169 10 9


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          High Coast Limited Partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               13,895,712

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               13,895,712

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          13,895,712

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          54.1%

14   TYPE OF REPORTING PERSON*
          PN

                              SCHEDULE 13D

CUSIP No. 029169 10 9


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          American Property Investors, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               13,895,712

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               13,895,712

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          13,895,712

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          /x/
          Excludes all depositary units owned of record by API Nominee
          Corp.

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          54.1%

14   TYPE OF REPORTING PERSON*
          CO

                              SCHEDULE 13D

CUSIP No. 029169 10 9


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Carl C. Icahn

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               13,895,712

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               13,895,712

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          13,895,712

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          /x/
          Excludes all depositary units owned of record by API Nominee
          Corp.

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          54.1%

14   TYPE OF REPORTING PERSON*
          IN

                     SCHEDULE 13D - Amendment No. 13

          The Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on September 24, 1990 by Meadowstar Holding Company, Inc., a Delaware Corporation, Carl C. Icahn, a citizen of the United States of America, Unicorn Associates Corporation, a New York corporation ("Unicorn"), ACF Industries, Incorporated, a New Jersey corporation ("ACF"), Icahn Capital Corporation, a Delaware corporation and Icahn Holding Corporation, a Delaware corporation ("IHC"), as amended by Amendment No. 1 dated November 16, 1990, Amendment No. 2 dated March 19, 1992, Amendment No. 3 dated March 18, 1993, Amendment No. 4 dated May 13, 1993, Amendment No. 5 dated March 24, 1994, Amendment No. 6 dated July 28, 1994, Amendment No. 7 dated July 29, 1994, Amendment No. 8 dated April 13, 1994, Amendment No. 9 dated August 30, 1995, Amendment No. 10 dated September 14, 1995, Amendment No. 11 dated January 19, 1996, Amendment No. 12 dated January 22, 1996, Amendment No. 13 dated March 8, 1996, Amendment No. 14 dated June 21, 1996 and Amendment No. 15 dated September 18, 1996, is further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Registrants' prior statements on
Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration

          Item 3 is hereby amended to add the following:

          The aggregate purchase price (including commissions) of the 604,300 depositary units representing limited partner interests in AREP (the "Depositary Units") purchased by High Coast was $5,526,323.50. The source of funds for the Depositary Units was a capital contribution by Tortoise Corp., a New York corporation and a limited partner of High Coast ("Tortoise").

Item 5.   Interest in Securities of the Issuer

          Item 5(a) is hereby amended to add the following:

          (a) As of the close of business on December 30, 1996, Registrants may be deemed to beneficially own in the aggregate 13,895,712 Depositary Units, representing approximately 54.1% of the 25,666,640 Depositary Units stated to be outstanding by the Issuer in its filing on Form 10-Q for the quarter ended September 30, 1996. High Coast is the direct beneficial owner of 13,895,712 Depositary Units. Both API and Icahn are the indirect beneficial owners of 13,895,712 Depositary Units.

          (b) Items 5(b) is hereby amended to add the following:

          High Coast has sole power to direct the vote and sole power to direct the disposition of all 13,895,712 Depositary Units. Both API and Icahn have shared power to direct the vote and to direct the disposition of all 13,895,712 Depositary Units.

          Item 5(c) is hereby amended to add the following:

          The following table sets forth all purchases with respect to the Depositary Units acquired during the past sixty (60) days by the persons named in Item 5(a) above. Each transaction set forth below reflects an open market purchase by High Coast effected on the New York Stock Exchange.


                         PRICE PER
                         DEPOSITARY UNIT
                         (not including      NUMBER OF
TRANSACTION DATE         commission)($)      DEPOSITARY UNITS PURCHASED

12/30/96                 9.125               604,300


                               SIGNATURES

          After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the depositary units representing limited partner interests in American Real Estate Partners, L.P., a Delaware limited partnership, is true, complete and correct.


Dated: January 2, 1997


                              HIGH COAST LIMITED PARTNERSHIP

                              By: American Property Investors, Inc.
                              Its: General Partner



                              By: /s/   Gail Golden
                                        Gail Golden
                                        Assistant Secretary


                              AMERICAN PROPERTY INVESTORS, INC.



                              By:  /s/  Gail Golden
                                        Gail Golden
                                        Assistant Secretary



                              CARL C. ICAHN


                              /s/  Carl C. Icahn

                              [Signature Page for AREP 13D Amend No.16]